UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Entry into Amended RSA and Loan Agreement dated 10 September 2025

Press Release

10 September 2025

Argo Blockchain plc

("Argo" or "the Company")

Entry into Amended RSA and Loan Agreement with Growler

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK) announces that, on 9 September 2025, it entered into a First Amended and Restated Restructuring Plan Support Agreement (the "Amended RSA") with Growler Mining, LLC n/k/a Growler Mining Tuscaloosa, LLC  ("Growler") and executed a Loan (as defined below) and related pledge and security documents (the "Security Agreements") with Growler.

Justin Nolan, Chief Executive Officer, said: "When we announced our proposed Recapitalization Plan on 30 June 2025, I emphasized that the transaction was the culmination of a months-long process designed to preserve Argo's operations and maximize value for our stakeholders. The entry into the Amended RSA and the Loan and Security Agreement with Growler builds directly on that foundation. These agreements provide the funding and creditor support needed to carry the Recapitalization Plan through the court process, and they represent another critical step toward delivering a significantly deleveraged balance sheet and a long-term strategic partnership with Growler."

The Amended RSA amends and restates the original restructuring plan support agreement dated 29 June 2025 between Argo and Growler, which provides for implementation of a recapitalization of Argo's financial indebtedness to be sanctioned by the High Court of England and Wales  ("Court") under Part 26A of the UK Companies Act 2006 ("Recapitalization Plan"). The Company is currently undertaking additional due diligence to determine the percentage holdings of shares to be offered to the Company's stakeholders that will be subject to the Recapitalization Plan (as at the implementation date of the Recapitalization Plan assuming it is sanctioned by the Court).  Although diligence and negotiations regarding valuation remain ongoing, it is currently anticipated that Growler's equity interest in the Company will exceed 80%, with the exact proportion of the shareholding issued to other stakeholders to be determined by, amongst other matters, reference to the value of the Loan, the assets contributed by Growler, the exit capital provided by Growler, and the aggregate valuation of the Company as determined in accordance with the terms of the Recapitalization Plan. It is envisaged that bondholders would receive equity in the recapitalized Argo in exchange for their debt (albeit in a potentially lower amount than contemplated under the Original RSA), and that current equity holders would retain their existing interests (albeit subject to substantial dilution by issuances to the bondholders and Growler), all as may be sanctioned by the Court in its discretion, as per Argo's previous announcements. It is still contemplated that the first Court hearing for the Recapitalization Plan would occur in late October 2025 and that, if subsequently sanctioned by the Court, that the effective date of the Recapitalization Plan would be in early- to mid-December, 2025.

Loan and Security Agreements

Concurrently, Argo has entered into a secured multi-draw term loan facility of up to US$7.5 million with Growler ("Loan") to provide liquidity through the Recapitalization Plan process and has also entered into the Security Agreements. Upon signing the term loan facility, Argo has made an initial draw of approximately US $3.26 million, with subsequent draws to be conditioned on customary closing conditions, including that the Amended RSA remain in full force and effect without having been terminated by either party. Key terms of the Loan and Security Agreements are otherwise consistent with those announced on 30 June 2025.

Next Steps

The Company intends to initiate the Recapitalization Plan process as soon as possible with a view to seeking Court sanction by early- to mid-December 2025. If the Recapitalization Plan is not consummated, the Company and its subsidiaries may be required to pursue insolvency proceedings in the UK, U.S., and Canada, as applicable.

The Court will be asked to sanction the Recapitalization Plan. If the Recapitalization Plan has not been approved by all meetings of creditors and equity holders, convened in accordance with the orders of the Court to consider the Recapitalization Plan, the Court may, in its discretion, still sanction the Recapitalization Plan if satisfied that, amongst other matters (a) the Recapitalization  Plan has been approved by at least one "in the money" class of creditors or members; and (b) any dissenting class is no worse off under the Recapitalization Plan than it would be in the relevant alternative to the Recapitalization Plan ("Relevant Alternative").

UK Takeover Code Disclosure

The implementation of the Recapitalization Plan is expected to result in Growler acquiring interests in shares carrying at least 80% of the Company's voting rights.  Under the UK Takeover Code, Growler's acquisition of at least 30% of the Company's voting rights would trigger an obligation on Growler to make a mandatory offer to the remaining shareholders in the Company.  The Recapitalization  Plan is, therefore, conditional upon the Takeover Panel ("Panel") agreeing to a waiver of the obligation under Rule 9 of the UK Takeover Code to make a mandatory offer, subject to independent shareholders approving that waiver. If shareholders do not approve the Recapitalization Plan and a Rule 9 waiver, the Company intends to seek the sanction of the Recapitalization Plan by the Court on the basis that shareholders would be no worse off under the Recapitalization Plan than the Relevant Alternative (see above).   In these circumstances, the Company also intends to apply to the Panel to request that the Panel permit a dispensation under section 2(c) of the Introduction of the UK Takeover Code from the obligation that would otherwise arise on Growler to make a mandatory offer under Rule 9 in order to facilitate the rescue of the Company which is in serious financial difficulty.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about future plans and objectives of the Company are forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include, market and other conditions, the principal risks and uncertainties listed in the risk factors set forth in our Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 September, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer